                                                                  Exhibit 12 (a)
                          J. C. Penney Company, Inc.
                         and Consolidated Subsidiaries

      Computation of Ratios of Available Income to Combined Fixed Charges
                   and Preferred Stock Dividend Requirement


                                                          52 Weeks       52 Weeks       52 Weeks       53 Weeks        52 Weeks
                                                           Ended          Ended          Ended           Ended          Ended
($ Millions)                                              01/27/01       01/29/00       01/30/99       01/31/98        01/25/97
                                                         -----------    -----------   ------------    ------------    -----------
Income from continuing operations                             $ (920)       $   237        $   674         $   647        $   660
    (before income taxes, before
    capitalized interest, but after
    preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

    Operating leases                                             320            272            225             180            110
    Short term debt                                               13            137            106             121            102
    Long term debt                                               464            538            557             527            312
    Capital leases                                                 3              2              4               7              6
    Other, net                                                     2             (5)             1              (5)            14
                                                         -----------    -----------   ------------    ------------    -----------
Total fixed charges                                              802            944            893             830            544

Preferred stock dividend, before taxes                            33             36             37              40             46
                                                         -----------    -----------   ------------    ------------    -----------
Combined fixed charges and preferred
    stock dividend requirement                                   835            980            930             870            590

Total available income                                        $  (85)       $ 1,217        $ 1,604         $ 1,517        $ 1,250
                                                         ===========    ===========   ============    ============    ===========
Ratio of available income to combined
    fixed charges and preferred stock
    dividend requirement                                           *            1.2            1.7             1.7            2.1
                                                         ===========    ===========   ============    ============    ===========

The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above. The LESOP notes were repaid in July 1998.

* Income from continuing operations (before income taxes, before capitalized interest, but after preferred stock dividend) was not sufficient to cover combined fixed charges and preferred stock dividend by $920 million.